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Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549
Attention: Avrohom Friedmann, Andrew Mew, Tonya K. Aldave and J. Nolan McWilliams

Re:	Funko, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Confidentially Submitted June 9, 2017
CIK No. 0001704711

Ladies and Gentlemen:

On behalf of our client, Funko, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we are responding to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Brian Mariotti, the Company’s Chief Executive Officer, dated June 19, 2017. The responses provided herein are based on information provided to Latham & Watkins LLP by the Company.

The numbered paragraphs below set forth the Staff’s comments in italics, followed by the Company’s responses. Page numbers in the text of the Company’s responses correspond to page numbers in Amendment No. 1 (“Amendment No. 1”) to the above-captioned Draft Registration Statement on Form S-1 (as amended, the “Registration Statement”), which was initially submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on April 28, 2017, and amended by Amendment No. 1, which was submitted to the Commission on a confidential basis on June 9, 2017. Unless otherwise indicated, capitalized terms used in this letter have the meanings assigned to them in the Registration Statement.

July 10, 2017

General

1.	We note your disclosure on page 29 that your largest licensor, Warner Brothers, accounted for approximately 22% of your net sales in 2016 and 15% of your net sales in the first quarter of 2017. Please describe the material terms of this agreement. Please also file it as an exhibit or explain to us why you are not substantially dependent on this licensing agreement.

Response: The Company respectfully advises the Staff that the material terms of the Company’s license agreements are described on pages 125 and 126 of Amendment No. 1 under the heading “Business—Our Licenses—License Agreements.” The material terms of the Company’s agreements with Warner Brothers are generally consistent with this disclosure.

The Company respectfully submits that its licensing agreements with Warner Brothers need not be filed as an exhibit to the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K. The Company notes that it is in the business of designing and distributing licensed pop culture products and, as such, licensing agreements with content providers are made in the ordinary course of business. Moreover, while the Company greatly values its licensing relationship with Warner Brothers, the Company respectfully advises the Staff that the Company is not substantially dependent on any one or more of its agreements with Warner Brothers. The Company currently licenses properties from Warner Brothers pursuant to six separate license agreements. Each license agreement covers a distinct set of properties and contains its own provisions regarding distribution territories and channels, royalties, minimum guarantees, marketing commitments, term and termination events.

If the Company were to lose any one or more of its agreements with Warner Brothers, the Company believes it would be able to re-direct its resources toward designing and selling products under new and existing license agreements. As part of its overall business strategy, the Company continuously seeks to establish new licensing relationships with content providers in order to capitalize on new and emerging trends in pop culture and diversify its licensed portfolio of content. The Company’s business strategy is designed so that it is not substantially dependent on any one licensing agreement. As of March 31, 2017, the Company had active license agreements with approximately 107 different licensors covering over 1,000 properties, including many other established content providers, such as Disney, HBO, LucasFilm, Marvel, Netflix and the National Football League. Generally, the terms of the Company’s licensing agreements do not limit the number of products the Company is permitted to design and sell thereunder. Moreover, the Company has a flexible and low-fixed cost production model that enables it to go from product design of a figure to a store shelf in as few as 70 days and typically between 110 and 200 days, with minimal upfront investment of $5,000 to $7,500 in tooling, molds and internal design costs. As a result, the Company currently offers over 5,000 products across its product categories. Given the existing product development opportunities presented across its portfolio of license agreements and the limited production costs and time required to bring new products to market, the Company believes it would be able to quickly adjust its product mix in the event of a loss of one or more of its agreements with Warner Brothers and that its current business strategy is not substantially dependent on its agreements with Warner Brothers.

July 10, 2017

Furthermore, even though the Company’s license agreements with Warner Brothers collectively accounted for approximately 15% and 21% of the Company’s net sales for the three months ended March 31, 2017 and the year ended December 31, 2016, there is no guarantee that these agreements will continue to account for a significant portion of the Company’s net sales in any future period. Consumer demand in the pop culture industry is highly variable. The percentage of net sales attributable to any individual licensor can vary significantly from year to year and period to period based on, among other things, the timing and popularity of the licensor’s content releases and consumer demand for the licensor’s existing content, which is subject to change rapidly and without warning.

For these reasons, the Company does not believe it is substantially dependent on any one or more of its agreements with Warner Brothers. The Company further assures the Staff that it will continue to evaluate its agreements with all of its licensors and, in the event the Company determines that it has become substantially dependent on any particular license agreement, will file such agreement as an exhibit to any subsequent filings with the Commission.

Unaudited Pro Forma Consolidated Financial Information, page 85

2.	On page 10, we note your disclosure of the securities purchase agreement you entered into on May 4, 2017 to acquire all of the outstanding equity interests of Loungefly, Inc. In that regard, please tell us and disclose the significant terms of this transaction including how you would pay for it and the transaction amount. In addition, please provide pro forma effect of this probable transaction in the Pro Forma financial statements and elsewhere within the filing, as applicable, to the extent that the transaction is material.

Response: The Company respectfully advises the Staff that the acquisition of Loungefly (the “Loungefly Acquisition”) was recently completed in June 2017. Pursuant to the securities purchase agreement (the “SPA”), the Company paid the sellers aggregate consideration of approximately $22.0 million (subject to customary working capital and other post-closing adjustments, which are not expected to be material). This amount was funded through a combination of cash and the issuance of $4.5 million in Class A units of Funko Acquisition Holdings, L.L.C. (“FAH, LLC”). The cash portion of the consideration was funded with additional borrowings under the Term Loan A Facility. In response to the Staff’s comment, the Company will disclose the foregoing significant terms of the transaction in a pre-effective amendment to the Registration Statement.

In addition, the Company respectfully submits that the pro forma effect of the Loungefly Acquisition is not required to be disclosed under Rule 11-01 of Regulation S-X. Rule 11-01(a) of Regulation S-X outlines the circumstances under which pro forma information is

July 10, 2017

required to be disclosed. Such circumstances include the actual or probable consummation of a “significant business combination” after the date of a registrant’s most recent audited balance sheet (Rule 11-01(a)(2)), and the actual or probable consummation of other events or transactions for which disclosure of pro forma financial information would be material to investors (Rule 11-01(a)(8)).

For the reasons set forth below, the Company does not believe the Loungefly Acquisition constitutes a “significant business combination” or a transaction for which the disclosure of pro forma financial information would be material to investors such that the disclosure of this information is required under Rule 11-01(a).

Significance Analysis – Rule 11-01(a)(2)

Rule 11-01(b)(1) of Regulation S-X provides that a business combination is considered “significant” if a comparison of the most recent annual financial statements of the business acquired or to be acquired and the registrant’s most recent annual consolidated financial statements filed at or prior to the date of acquisition indicates that the business would be a “significant subsidiary” pursuant to the conditions specified in Rule 1-02(w) of Regulation S-X, substituting 20% for 10% in each place it appears therein. As more fully set forth in Annex A to this response letter, a subsidiary is a “significant subsidiary” under Rule 1-02(w) (as modified by Rule 11-01(b)(1)) if (1) the registrant’s investments in and advances to the subsidiary exceed 20% of the registrant’s total consolidated assets (the “Investment Test”), (2) the registrant’s proportionate share of the total assets of the subsidiary exceeds 20% of the registrant’s total consolidated assets (the “Asset Test”) or (3) the registrant’s equity in the income from continuing operations (before certain excluded items) of the subsidiary exceeds 20% of such income of the registrant and its consolidated subsidiaries (the “Income Test”).

The Company respectfully advises the Staff that based on its calculations, which are set forth in Annex A to this response letter, Loungefly does not exceed the 20% threshold under any of the Investment Test, the Asset Test or the Income Test. As a result, the Company does not believe that Loungefly would be a “significant subsidiary” under Rule 1-02(w) (as modified by Rule 11-01(b)(1)). Accordingly, because Loungefly would not be a “significant subsidiary” under such rule, the Company does not believe its acquisition of Loungefly constitutes a “significant business combination” for purposes of Rule 11-01(a)(2).

Materiality Analysis – Rule 11-01(a)(8)

Rule 1-02(o) of Regulation S-X provides that “[t]he term material, when used to qualify a requirement for the furnishing of information as to any subject, limits the information required to those matters about which an average prudent investor ought reasonably to be informed.” The Company respectfully advises the Staff that it does not believe pro forma financial information giving effect to the Loungefly Acquisition is material under the standard set forth in Rule 1-02(o). As shown in Annex A to this response letter, the assets acquired in the acquisition and the consideration paid pursuant to the SPA

July 10, 2017

represent approximately 1.9% and 4.2%, respectively, of FAH, LLC’s total consolidated assets as of December 31, 2016, and Loungefly’s income from continuing operations (before certain excluded items) represents approximately 3.5% of such income of FAH, LLC and its consolidated subsidiaries for the year ended December 31, 2016. As a result, the impact of the Loungefly Acquisition on the historical financial statements of FAH, LLC would be minimal. Moreover, while Loungefly’s experience and capabilities in the fashion accessories industry are expected to broaden the Company’s pop culture product offerings, the acquisition is not expected to significantly modify the Company’s existing business. The Loungefly Acquisition is not a material departure from the Company’s overall strategic plan, as the Company already designs and sells certain apparel items and has acquired synergistic businesses in the past, including Underground Toys Limited in January 2017 and Flophouse, LLC in March 2015. For these reasons, the Company does not believe that pro forma financial information giving effect to this acquisition constitutes information “about which an average prudent investor ought reasonably to be informed,” and accordingly, does not believe such information is material to investors for purposes of Rule 11-01(a)(8).

3.	In this regard, please file the securities purchase agreement as an exhibit or tell us why it is not material to you.

Response: The Company respectfully submits that it does not believe the SPA is material such that it is required to be filed as an exhibit to the Registration Statement pursuant to Item 601(b)(2) of Regulation S-K, which requires the filing of any “material plan of acquisition,” or Item 601(b)(10) of Regulation S-K, which requires the filing of “every contract not made in the ordinary course of business which is material to the registrant.”

The term “material” is not defined under Item 601(b)(2) or Item 601(b)(10). Instead, registrants must look to general standards of materiality as defined in the rules promulgated under the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), written judicial decisions and published administrative guidance when assessing whether a contract is material. In this regard, the Staff, citing TSC Industries v. Northway, Inc., 426 U.S. 438, 449 (1976), and Basic, Inc. v. Levinson, 485 U.S. 224, 231 (1988), has stated that information is material if “there is a substantial likelihood that a reasonable shareholder would consider it important in making an investment decision. To fulfill the materiality requirement, there must be a substantial likelihood that a fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.” [Citations omitted.] SEC Release No. 33-7881 (Aug. 15, 2000); see also Securities Act Rule 405, 17 C.F.R. 230.405; Exchange Act Rule 12b-2, 17 C.F.R. 240.12b-2. The Staff has advised against making materiality determinations through the application of any single quantitative formula, stating that both quantitative and qualitative factors must be taken into account. See generally SEC Staff Accounting Bulletin No. 99 (Aug. 12, 1999).

Based on the foregoing and after assessing the relevant facts and circumstances, the Company does not believe there is a substantial likelihood that a reasonable investor

July 10, 2017

would consider the SPA to significantly alter the total mix of information available about the Company. With respect to the quantitative factors, as discussed in response to Comment 2 above, Loungefly represents only 1.9% of total consolidated assets and 3.5% of income from continuing operations (before certain excluded items) of FAH, LLC and its subsidiaries as of and for the year ended December 31, 2016, respectively. Moreover, the consideration paid pursuant to the SPA represents only 4.2% of FAH, LLC’s total consolidated assets as of December 31, 2016. Other than the payment of purchase consideration, the SPA does not impose any other significant obligations on the Company or its subsidiaries.

Similarly, the Company does not believe there are any qualitative factors present that create a substantial likelihood that a reasonable investor would consider the SPA to significantly alter the total mix of information available. As an initial matter, while Loungefly’s experience and capabilities in the fashion accessories industry are expected to broaden the Company’s pop culture product offerings, the acquisition is not expected to significantly modify the Company’s existing business. Furthermore, the inability to consummate the Loungefly Acquisition would not have a material impact on the business or future results of operations of the Company and its subsidiaries, as diversification into the fashion accessories business is not essential to the future growth of the Company’s business. Moreover, the Loungefly Acquisition is not a material departure from the Company’s overall strategic plan, as the Company already designs and sells certain apparel items and has acquired synergistic businesses in the past, including Underground Toys Limited in January 2017 and Flophouse, LLC in March 2015.

For the foregoing reasons, the Company does not believe the SPA is material to investors on either a quantitative or a qualitative basis. Accordingly, the Company does not believe that the SPA constitutes a “material plan of acquisition” or that it is otherwise material to the Company such that it is required to be filed as an exhibit under Item 601(b)(2) or Item 601(b)(10).

Management’s Discussion and Analysis

Recently Adopted Accounting Standards, page 108

4.	Refer to the second paragraph. We note your disclosure of the adoption of the new accounting standard effective January 1, 2017 related to inventory measurement. We also note your reference that you have elected to account for forfeitures as they occur. Please explain to us and clarify in your disclosure your meaning of forfeitures as related to inventory and how that works.

Response: In response to the Staff’s comment, the Company will revise its disclosure in a pre-effective amendment to the Registration Statement to delete the reference to forfeitures. The revised disclosure will read as follows:

“In July 2015, the FASB issued guidance simplifying the measurement of inventory. This standard requires entities that use inventory methods other than the last-in, first-out, or

July 10, 2017

LIFO, or retail inventory method to measure inventory at the lower of cost or net realizable value. We adopted the new standard effective January 1, 2017. The adoption of this standard did not have a material impact on our condensed consolidated financial statements.”

Certain Relationships and Related Party Transactions

ACON Acquisition, page 151

5.	We note that you have deleted disclosure related to the anticipated 2016 Earnout Payment that was expected to take place in May 2017. Please confirm to us that you no longer expect to make the 2016 Earnout Payment to ACON.

Response: The Company respectfully advises the Staff that the Company paid the 2016 Earnout Payment on June 27, 2017. The Company confirms that it will update its disclosure accordingly in a pre-effective amendment to the Registration Statement.

July 10, 2017

We hope the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 906-1281 with any questions or further comments you have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Marc D. Jaffe
Marc D. Jaffe of LATHAM & WATKINS LLP

Enclosures

cc:	(via email)
Brian Mariotti, Chief Executive Officer, Funko, Inc.
Russell Nickel, Chief Financial Officer, Funko, Inc.
Tracy Daw, Senior Vice President, General Counsel and Secretary, Funko, Inc.
Ian D. Schuman, Esq., Latham & Watkins LLP
Benjamin Cohen, Esq., Latham & Watkins LLP
Patrick J. Schultheis, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation
Michael Nordtvedt, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation
Jeana S. Kim, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation
John Duke, Esq., Hogan Lovells US LLP
Adam Brown, Esq., Hogan Lovells US LLP

Annex A

Loungefly Acquisition “Significance” Analysis

The Company has applied Rule 1-02(w) to determine whether Loungefly would constitute a “significant subsidiary” pursuant to the conditions specified in Rule 1-02(w) (as modified by Rule 11-01(b)(1)).

Condition 1: The registrant’s and its other subsidiaries’ investments in and advances to the subsidiary exceed 20 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year.

Analysis: This condition is not met. The consideration paid by FAH, LLC and Funko, LLC under the SPA was approximately $22.0 million. The total consolidated assets of FAH, LLC were approximately $522.2 million as of December 31, 2016. Therefore, the consideration paid is approximately 4.2% of FAH, LLC’s total consolidated assets as of December 31, 2016.

Condition 2: The registrant’s and its other subsidiaries’ proportionate share of the total assets (after inter-company eliminations) of the subsidiary exceeds 20 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year.

Analysis: This condition is not met. Based upon the internal financial statements provided to the Company by Loungefly, Loungefly’s total assets were approximately $10.0 million as of December 31, 2016. The total consolidated assets of FAH, LLC after inter-company eliminations were approximately $522.2 million as of December 31, 2016. Therefore, the total assets of Loungefly were approximately 1.9% of FAH, LLC’s total consolidated assets as of December 31, 2016.

Condition 3: The registrant’s and its other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 20 percent of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year.

Analysis: This condition is not met. Based upon the internal financial statements provided to the Company by Loungefly, Loungefly’s income from continuing operations before the above-listed items was approximately $0.9 million for the year ended December 31, 2016. FAH, LLC’s income from continuing operations before the above-listed items was approximately $26.9 million for the year ended December 31, 2016. Therefore, such income of Loungefly was approximately 3.5% of such income of FAH, LLC and its consolidated subsidiaries for the year ended December 31, 2016.